ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-148054
Dated April 12, 2010
Bank of Montreal
Title of Purchased Securities: Redeemable Range Accrual Notes, due April 28, 2020 (the “Notes”)
Aggregate Principal Amount Offered: US $50,000,000 (Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess thereof)
Price to Public: 100%
Settlement Date: April 28, 2010, which is the 12th business day following the date of this term sheet (this settlement cycle being referred to as “T+12”). Under Rule 15c6-1 of the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this term sheet or any business day prior to April 23, 2010 will be required, by virtue of the fact that the Notes will settle on T+12, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
Managing Agent: BMO Capital Markets Corp.
Purchase Price by Agent: 99.90% (representing an underwriting discount of 0.10% )
Maturity Date: April 28, 2020
Interest Rate: (6.00% per annum x N/D) + (0.05% per annum x (D-N)/D);
where “N” is the total number of calendar days in the interest period on which the Reference Rate satisfies the Reference Rate Range, and “D” is the total number of calendar days in the interest period.
Reference Rate: 3 month LIBOR. The Reference Rate will be determined as set forth in the prospectus supplement, under the caption “Description of the Notes We May Offer — Interest Rates.”
Reference Rate Range: 0.00% – 6.50%
Interest Payment Dates: Interest is payable quarterly in arrears on July 28, October 28, January 28 and April 28 of each year, beginning on July 28, 2010. Interest payments will be calculated on the basis of a 360-day year, consisting of 12 30-day months. If any interest payment date is not a New York business day, then the payment will be made on the following New York business day without adjustment for period end dates, and without payment of any additional interest.
Optional Redemption Provision: We may, at our option, elect to redeem the Notes in whole or in part on each interest payment date, commencing July 28, 2010 and ending January 28, 2020 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the Redemption Date. In the event we elect to redeem the Notes, notice will be given to registered holders not less than 15 business days nor more than 30 business days prior to the Redemption Date.
Calculation Agent: BMO Capital Markets Corp.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect (212) 702-1160.